J&T Sends Public Letter to Venator Materials Board Highlighting Urgent Case for Boardroom Change

Concerned by Venator’s Alarming Long-Term Financial Underperformance, Massive Shareholder Value Destruction, Apparent Lack of Strategic Direction and Opaque Approach to Shareholder Engagement

Has Attempted to Engage with the Board for Past Seven Months and Experienced Delay Tactics and Gamesmanship

Believes Substantial Value Can Be Realized at Venator but the Current Board Lacks the Credibility and Skill Sets Needed to Evaluate Paths Forward without New Independent Shareholder Perspectives

Will Not Hesitate to Pursue All Available Avenues to Protect Best Interests of All Shareholders

PRAGUE – January 10, 2023 – Today J&T MS 1 SICAV (together with its affiliates, “J&T”), which owns approximately 14.3% of Venator Materials Plc (“Venator” or the “Company”) (NYSE: VNTR), making it the Company’s second-largest shareholder, sent a public letter to Venator’s Board of Directors (the “Board”). The letter outlines J&T’s concerns regarding the Board’s apparent unwillingness to meaningfully engage with J&T, as well as the Company’s stark financial and stock price underperformance and apparent lack of strategic direction. J&T also stresses that the incumbent Board appears to have squandered its credibility with investors and should not be trusted to chart the course forward for Venator without additional independent shareholder representation.

The full text of the letter follows:

January 10, 2023

Dear Members of the Board:

As you know, J&T MS 1 SICAV (together with its affiliates, “J&T” or “we”) is the second-largest shareholder of Venator Materials Plc (“Venator” or the “Company”), with an approximately 14.3% ownership stake. We are writing to express our serious concerns about the direction the Company has taken under the watch of the current Board of Directors (the “Board”), and to reiterate our belief that additional independent shareholder representation is urgently needed in the boardroom.

To be clear, J&T is not an “activist” fund, and we generally do not go public with our concerns about a company. However, after trying to reach a resolution privately for seven months and being met with apparent delay tactics and gamesmanship, we believe we have no other recourse. We now feel compelled to make our views known in order to protect our own investment and that of our fellow public shareholders.

The current Board, which is dominated by affiliates of SK Capital Partners (“SK Capital”) and Huntsman Corp. (“Huntsman”), has overseen massive value destruction. Venator’s share price has fallen from its peak of $25.501, shortly after its August 2017 IPO, to less than a dollar today. Despite this drastic decline, we believe the Company has failed to articulate a go-forward strategy to restore confidence among investors and, consequently, the stock has continued to languish. In our view, the Board has not succeeded in representing the best interests of all shareholders and driving value creation.

1 Stock price at market close on October 26, 2017. Source: Bloomberg.

The situation has become so dire that the Company received written notice in November of 2022 that it faces a potential delisting from the New York Stock Exchange. Additionally, the Company announced the same month that it had retained restructuring experts Alvarez & Marsal to advise it “on a range of operational and financial actions.”2 Given the deteriorating situation and the Board’s poor oversight, we believe that the incumbent directors have forfeited the right to maintain the status quo and chart the path forward for Venator.

We first reached out to the Company in May of 2022 and made clear our desire to be a long-term shareholder of Venator and engage constructively with the Board. We have since tried to work with you on a plan to refresh the Board, initially proposing a Board observer position for myself as a representative of a major shareholder as well as an additional new director. After you indicated that you had no intention of creating a Board observer role, we proposed myself as a director candidate and noted we would also suggest an additional candidate. At that point, you indicated that the Nominating and Corporate Governance Committee (the “Committee”) “remains open to considering new candidates” for the Board and that it welcomed “information” around these proposals. Subsequently, I submitted a director questionnaire and additional information; however, you replied that the “Committee concluded that the size of the current Board is sufficient and provides effective governance.” This fact pattern – underscored by the reality that our engagement was purely with management and at no time with any non-management director – indicates to us a lack of any sincere intention on the part of the Board to consider the addition of new independent shareholder representatives.

Further, in our view, the appointment of Miguel Kohlmann – another affiliate of SK Capital who replaced independent director Kathy Patrick as a director in August 2022 – seems to have been a purely defensive maneuver designed to avoid giving a significant independent shareholder representation on the Board. We strongly disagree with your conclusion that the current Board provides effective oversight at the Company and is properly constituted. We believe the incumbent directors are not truly independent, and that shareholder-driven change is desperately needed to bring fresh perspectives and credibility to the Board.

We believe an objective review of the current Board’s track record demonstrates the urgent need for change. We highlight the following:

The Current Board Has Overseen Massive Value Destruction

•	Venator share price has declined precipitously since its IPO. The Company’s share price is down 96% since its IPO price in August 2017, and 78% since the January 4, 2021 announcement that SK Capital’s representatives had joined the Board.[3] Additionally, Venator’s total shareholder return (“TSR”) is negative 71% and negative 80% for the past one- and three-year periods, respectively.[4] Frankly, in our view, Venator is by far the worst financially performing titanium dioxide producer – and one of the worst in the entire chemical sector.

•	The Company has had negative cash flow since its IPO. Through the third quarter of 2022 – without the aid of one-time proceeds from the Tronox litigation – Venator’s cash flow was negative $220 million. This inability to produce positive cash flow has likely hindered reinvestment in the Company.

•	Venator has delivered severely low gross margins. The Company’s average gross margin between 2019 and 2021 was only 9% despite the Company's claims that it has a strong exposure to the high-margin specialty segment, and appears to have been used to cover SG&A alone, rather than to build a base for shareholder returns. Moreover, gross margin was negative in the third quarter of 2022.

2 Q3 2022 Venator Materials PLC Earnings Call, November 18, 2022.

3 As of market close on January 6, 2023. Source: Bloomberg.

4 As of market close on January 6, 2023. Source: Bloomberg.

•	The Company’s efforts to improve the business’ performance have failed. Unfortunately, Venator was unable to capitalize on an upturn in the market for titanium dioxide in 2021. In fact, Venator reported a lower adjusted EBITDA and adjusted EBITDA margin that year than in 2019. Its adjusted EBITDA margin was only 8.1% in 2021 and it reported a negative cash flow over the 2019 to 2021 period. Its closest peers, meanwhile, were boasting record earnings. For example, over the 2019 to 2021 period, Chemours delivered a 60% increase in titanium segment adjusted EBITDA, while Tronox delivered a 54% increase and Kronos delivered a 19% increase. Venator, on the other hand, delivered a disappointing 7% decrease in total adjusted EBITDA during that same period.

Venator Has No Apparent Plan and Has Poorly Communicated with Investors

•	Venator has failed to articulate a go-forward strategy. Updates are only communicated to shareholders through obligatory SEC filings, while the Company offers no financial guidance and has held no investor days, leaving us to question whether the Board and management has any strategy to address the Company’s underperformance.

•	Venator’s actions seem limited to reactive steps. Management and the Board seem to only tackle problems when they arise with each new downcycle. Examples include the hiring of Alvarez & Marsal once the Company was on the brink of being delisted and the presenting of multiple “business improvement programs,” which, despite being heralded as successes by Venator, have not made any material impact on EBITDA.

•	The Company’s lack of meaningful engagement with us demonstrates a disregard for shareholder input. As noted above, our discussions with the Company have only been at the management level and have left us with the impression that we were experiencing gamesmanship rather than genuine constructiveness. Though Venator management and its advisors at points have offered us selective access to MNPI, we believe a non-disclosure agreement that restricts us without providing the full information available to a director would not be sufficient. Moreover, information is not the only thing we need – it is important that we have the opportunity to influence VNTR’s turn-around strategy.

•	Venator has been accused of misleading shareholders. For example, the Company was accused of downplaying the extent of the damage caused by its Pori plant fire around the time of its IPO, resulting in a class action suit by shareholders.[5]

The Current Board Is Emblematic of Poor Corporate Governance and Lacks Independence

•	The Board lacks diversity of experience. Venator’s directors all come out of – and have experience in – the chemical industry. A public Company such as Venator, especially as it embarks on evaluating paths forward, should have additional perspectives on the Board, including individuals with experience in areas such as corporate governance, finance, operations, cost reduction and capital markets. For example, Venator’s peers such as Tronox and Chemours have boards comprised of individuals with a range of experience – not solely in chemicals. We strongly believe that this lack of diverse experience has manifested itself in the absence of a well-laid-out strategy.

5 “Chemical Maker Downplayed Massive Damage at Facility Before IPO, Investors Claim,” Courthouse News Service, February 21, 2019, https://www.courthousenews.com/chemical-maker-downplayed-massive-damage-at-facility-before-ipo-investors-claim/.

•	The Board is dominated by SK Capital representatives and lacks diversity of thought. SK Capital acquired $100 million worth of the Company’s shares from Huntsman in December of 2020 to become a nearly 40% shareholder, and its representatives and/or affiliates currently hold five of the eight Board seats. Yet, the Company’s financial performance has only worsened under these directors’ watch. Without a well-articulated plan – and based on our prior engagement with the Company – we contend that SK Capital is running Venator like a private company, as evidenced by its eschewing engagement with shareholders.

•	The Board lacks independence. Director Peter Huntsman, whose company struck a deal with SK Capital for it to acquire Huntsman’s remaining interest in Venator in December of 2020 (with 40% of Huntsman’s stake sold at the time and a 30-month option for SK Capital to purchase the remaining 9%), should have initiated a process to resign from the Board then. Another director, Daniele Ferrari, is a former Huntsman executive and senior director at SK Capital. Yet, Ferrari is chair of Venator’s compensation committee while CEO Simon Turner (himself a former Huntsman executive) earned between $5 million and $10 million a year despite the Company’s underperformance. Finally, Miguel Kohlmann, who was appointed to Venator’s Board in August 2022 is also affiliated with SK Capital – serving as a director of Archroma, an SK Capital portfolio company.

***

Based on conversations we have had with non-affiliated shareholders, we believe many share our views. We strongly urge you to immediately add myself and another independent director to be nominated by us to the Board. I have roughly 20 years of experience ranging from internal consulting, operational restructuring and simplification, corporate finance and in addressing governance issues. In our view, this insular Board would greatly benefit from a fresh perspective with experience outside of the chemical industry and from a director who approaches problems with a shareholder mindset.

If the Board continues to refuse to constructively engage with us, we are prepared to exercise all of our rights as shareholders to hold each individual director accountable.

Sincerely,

Martin Seyček

Member of the Supervisory Board, J&T MS 1 SICAV

About J&T MS 1 SICAV

J&T MS 1 SICAV is a Czech-based investment structure, established by long-term business partners Michal Snobr, an experienced investor in capital markets and energy sector expert, and J&T FINANCE GROUP SE, a leading private banking and financial group in CEE, via its investment fund J&T ARCH INVESTMENTS.

Contacts

Investors:

Martin Seyček

martin.seycek@hamaga.cz

Media:

Longacre Square Partners

Dan Zacchei / Joe Germani

dzacchei@longacresquare.com / jgermani@longacresquare.com

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